UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

G1 THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

GENESIS MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

Pharmacosmos A/S

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

3621LG109

(Cusip Number of Class of Securities)

Milena Jordanova Olsen

General Counsel

Pharmacosmos A/S

Roervangsvej 30

DK-4300 Holbaek, Denmark

Telephone: +45 5948 5959

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lowell Dashefsky, Esq.

Michael Penney, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

(212) 836-8000

Transaction Value*	Amount of Filing Fee*
N/A	N/A

*Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”), and an indirect wholly owned subsidiary of Pharmacosmos A/S, a Danish aktieselskab (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of G1 Therapeutics, Inc., a Delaware corporation (“G1”), at a price of $7.15 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of August 6, 2024, by and among Parent, Purchaser and G1.

Notice to Investors

The tender offer (the “Offer”) for the outstanding common stock of G1 referred to in this filing and related exhibit has not yet commenced. The description contained in this filing and related exhibit is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of G1 will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Parent will file a tender offer statement on Schedule TO and, thereafter, G1 will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by G1 will be available by accessing https://investor.g1therapeutics.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Parent, as well as the solicitation/recommendation statement filed by G1, G1 will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Parent or G1 at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. G1’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation by Pharmacosmos A/S to G1 Therapeutics, Inc. Employees on August 14, 2024.

99.2	Pharmacosmos A/S FAQ for G1 Employees first used on August 14, 2024.